SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Public Company

Press Release

Petrobras’ Proved Reserves in 2007

(Rio de Janeiro, January 15, 2008). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces its proved reserves of oil, condensate and natural gas in Brazil and abroad in 2007, according to the Society of Petroleum Engineers – SPE and Security and Exchange Commission – SEC criteria.

Petrobras' Proved Reserves in Brazil:

On December 31st, 2007 the Proved Reserves of oil, condensate and natural gas in the fields under concession to Petrobras in Brazil amounted to 13.920 billion barrels of oil equivalent (boe) according to ANP/SPE Criteria, representing an increase of 1.2% in relation to 2006.

Proved Reserves - SPE	Volume	%
Oil and Condensate (billion bbl)	11.802	85
Natural Gas (billion m3)	336.715	15
Oil Equivalent (billion boe)	13.920	100

During 2007, 875 billion boe were incorporated into Proved Reserves, with production over the same period amounting to 708 million boe, as shown in the following table:

Proved Reserves Breakdown – SPE Criteria	Volume (billion boe)
A) Proved Reserves on December, 2006	13.753
B) Incorporated as Proved Reserves in 2007	0.875
C) Acumulated Production 2007	0.708
D) Annual Change (B - C)	0.167
E) Proved Reserves on December, 2007 (A + D)	13.920

For each barrel of oil equivalent extracted in 2007, 1.236 boe were incorporated into Proved Reserves, resulting in a Reserve Reposition Index (RRI) of 123.6% . According to SPE criteria, Petrobras' Reserve/Production (R/P) ratio in Brazil was 19.6 years.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

In 2007 there were 53 discoveries notifications, onshore and in the continental platform. Some of theses discoveries already had its commerciality declaration in 2007. Besides those, other 24 areas were in evaluation phase. We highlight Tupi, in Santos Basin, that is currently in the Discovery evaluation phase – yet without commerciality declaration.

The highlights, in terms of Proved Reserves incorporation, were:
- Discoveries in Exploratory Blocks – Xerelete in Campos Basin; Guanambi in Recôncavo Terra Basin; Biguá, Cancã and Jacupemba, in Espírito Santo Basin - onshore; and Japuaçu in Alagoas Basin - onshore.
- Discoveries in exploratory blocks incorporated to already existing production fields – Fazenda São Rafael and Tabuiaiá in Espírito Santo E&P Business Unit (UN-ES).
- Discoveries of new hydrocarbon accumulations in existing production fields – Marlim Sul in Rio de Janeiro E&P Business Unit (UN-RIO); Baleia Azul, Baleia Franca, Cachalote, Golfinho and Jubarte Espírito Santo E&P Business Unit (UN-ES); Canto do Amaro, Guamaré and Macau in Rio Grande do Norte & Ceará E&P Business Unit (UN-RNCE).
- Revisions in existing fields in 2007 – mainly in Roncador and Albacora Leste in Rio de Janeiro E&P Business Unit (UN-RIO); Carapeba, Marlim and Congro in Campos Basin E&P Business Unit (UN-BC); Mexilhão in Santos Basin E&P Business Unit (UN-BS) and Manati in Bahia E&P Business Unit (UN-BA).

According to the SEC Criteria, Brazil's Proved Reserves at December 31 2007, were of 10.818 billion boe, representing an increase of 2.3% (10.573 billion boe) in relation to 2006.

Proved Reserves – SEC Criteria	Volume	%
Oil and Condensate (billion bbl)	9.138	84
Natural Gas (billion m3)	267.048	16
Oil Equivalent (billion boe)	10.818	100

According to SEC criteria, 953 million boe were incorporated into Proved Reserves during 2007, compared with production of 708 million boe, resulting in a Reserve Reposition Index – RRI of 134.6% . In other words, for each 1 barrel of oil equivalent produced, 1.346 barrel was incorporated into Proved Reserves. Under the same criteria, the country's Reserve/Production (R/P) ratio was 15.3 years.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Proved Reserves Breakdown – SEC Criteria	Volume (billion boe)
A) Proved Reserves on December, 2006	10.573
B) Incorporated as Proved Reserves in 2007	0.953
C) Acumulated Production 2007	0.708
D) Annual Change (B - C)	0.245
E) Proved Reserves on December, 2007 (A + D)	10.818

The main discrepancies between the SEC and the ANP/SPE, are due to the differences between criteria employed (concession term and gas reserves with contracts not declared) and the non-booking to company accounts of projects in the initial stages of production development.

International Proved Reserves:

On December 31st, 2007 Proved Reserves of oil, condensate and natural gas, abroad, according to the SPE criteria, were 1.090 billion boe, representing a decrease of 14.2% in relation to 2006.

Proved Reserves – SPE	Volume	%
Oil and Condensate (billion bbl)	0.576	53
Natural Gas (billion m3)	87.415	47
Oil Equivalent (billion boe)	1.090	100

During 2007, the appropriation of proved reserves was supplemented by the period’s production, added to the contractual revisions that were made in Bolivia, and technical revisions occurred in Ecuador and in the United States. Therefore reserves were reduced by 180 million boe, as shown below:

Proved Reserves – SPE Criteria	Volume (billion boe)
A) Proved Reserves on December, 2006	1.270
B) Incorporated as Proved Reserves in 2007	(0.094)
C) Acumulated Production 2007	0.086
D) Annual Change (B - C)	(0.180)
E) Proved Reserves on December, 2007 (A + D)	1.090

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

According to SPE criteria, international Reserve/Production (R/P) ratio was 12.7 years.

The oil, condensate and natural gas proved reserves, based on SEC Criteria, as at December 31st, 2007, were 886 million boe. This volume represents a reduction of approximately 0.11% compared to the preceding year (885 million boe).

Proved Reserves – SEC	Volume	%
Oil and Condensate (billion bbl)	0.474	54
Natural Gas (billion m3)	69.898	46
Oil Equivalent (billion boe)	0.886	100

During 2007, the appropriation of proved reserves, mainly in Nigeria and Peru, was supplemented by the period’s production, as shown below:

Proved Reserves Breakdown – SEC Criteria	Volume (billion boe)
A) Proved Reserves on December, 2006	0.885
B) Incorporated as Proved Reserves in 2007	0.085
C) Acumulated Production 2007	0.084
D) Annual Change (B - C)	0,001
E) Proved Reserves on December, 2007 (A + D)	0.886

Using the same criterion, the Reserve/Production (R/P) ratio is 10.6 years.

The main reasons for the difference between SPE and SEC criteria are:
• By SEC criteria only the gas volumes covered by natural gas sales contracts can be declared as proven reserves, and in Bolivia this excludes volumes of discovered gas still not commercialized.
• In Nigeria, because of the current state of production development, only a part of total discovered volumes can be booked to the company reserves.

Petrobras’ Proved Reserves in 2007 (Brazil and International):

On December 31st, 2007 Petrobras' Proved Reserves of oil, condensate and natural gas amounted to 15.010 billion de boe, a 0.1% decrease compared to last year, as per the SPE criteria, distributed as shown:

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Proved Reserves – SPE	Volume (billion boe)%
Brasil	13.920	93
International	1.090	7
Total	15.010	100

According to the SPE Criteria, 781 million boe were incorporated into Proved Reserves in 2006 and 794 million boe were produced, resulting in a decrease of 13 million boe in relation to 2005 proved reserves (15.023 billion boe). Consequently, for each barrel of oil equivalent produced during 2006, 0.984 barrels were incorporated into Proved Reserves, resulting in a Reserve Replacement Index – RRI of 98.4% . The Reserves/Production ratio (R/P) was 18.9 years.

Proved Reserves Breakdown – SPE	Volume (billion boe)
A) Proved Reserves on December, 2006	15.023
B) Incorporated as Proved Reserves in 2007	0.781
C) Acumulated Production 2007	0.794
D) Annual Change (B - C)	(0.013)
E) Proved Reserves on December, 2007 (A + D)	15.010

Proved reserves on December 31st, 2007 according to the SEC criteria amounted to 11.704 boe, distributed as follows:

Proved Reserves – SEC	Volume (billion boe)%
Brasil	10.818	92
International	0.886	8
Total	11.704	100

According to the SEC Criteria, Proved Reserves increased by 2.1% in 2006 compared with the previous year.

Proved Reserves Breakdown – SEC	Volume (billion boe)
A) Proved Reserves on December, 2006	11.458
B) Incorporated as Proved Reserves in 2007	1.038
C) Acumulated Production 2007	0.792
D) Annual Change (B - C)	0,246
E) Proved Reserves on December, 2007 (A + D)	11.704

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

According to the SEC criteria, 1.038 million boe were incorporated into Proved Reserves during 2007, compared with production of 792 million boe, resulting in a increase of 246 million boe in relation to 2006 proved reserves (11.458 billion boe). This corresponds to a Reserve Replacement Index – RRI of 131.1% or, in other words, for each barrel of oil equivalent produced incorporated into Proved Reserves. The Reserves/Production ratio (R/P) was 14.8 years.

Petrobras clarifies that the hydrocarbon reserve properties belong to their respective National States.

     Almir Guilherme Barbassa
CFO and Investor Relations Director
Petróleo Brasileiro S.A. – Petrobras

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.